

March 14, 2012

<u>Via E-mail</u>
Ms. Laurie L. McClellan
Chairman of the Board
Consumers Bancorp, Inc.
614 East Lincoln Way
Minerva, Ohio 44657

Re: **Consumers Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2011
              Filed September 16, 2011
              Forms 10-Q for the Quarterly Periods ended September 30, 2011 and
              December 30, 2011
              Filed November 10, 2011 and February 13, 2012
              File No. 033-79130

Dear Ms. McClellan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2011</u>

<u>Item 13. Certain Relationships and Related Transactions and Director Independence</u>

1. Please confirm that the transactions with Hammersmith Insurance, Kiko, and Furey Holdings each had a total value of less than $120,000, or amend to provide the information required by Item 404 of Regulation S-K.

Signature Page

2. Please confirm that Renee K. Wood is the Controller or Principal Financial Officer, and, in the future, please identify the persons signing the report in the manner required by Item D.(2)(a) of Form 10-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any questions.

            Sincerely,

            /s/Mark S. Webb

            Mark S. Webb
            Legal Branch Chief